ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

18 May 2006

Director/PDMR Shareholding

Reed Elsevier received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that the Trust now holds an interest in 14,969,481 ordinary shares in Reed Elsevier PLC and 8,104,419 ordinary shares in Reed Elsevier NV.

The Trust purchased in the market the following shares on 17 May 2006 in order to satisfy the future vesting of awards under Reed Elsevier’s share incentive schemes:-

573,224 Reed Elsevier PLC ordinary shares at 523.35p per share;
383,567 Reed Elsevier NV ordinary shares at €11.41 per share.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share incentive schemes, and which provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.